June 28, 2018

VIA EMAIL AND EDGAR DELIVERY
Ms. Cecilia Blye
Chief, Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	S&P Global Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 9, 2018
File No. 001-01023
Dear Ms. Blye:
This letter is in response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”), dated June 14, 2018, relating to S&P Global Inc. (the “Company”) Form 10-K for the year ended December 31, 2017 (the “Form 10-K”) filed with the Securities and Exchange Commission on February 9, 2018 (File No. 001-1023). For your convenience, we have reprinted the Staff’s original comments in bold, followed by our responses.
Staff Comment

1.
It appears that certain of your publications include data, analytics and/or industry information related to Sudan. Sudan is designated as a state sponsor of terrorism by the State Department and is subject to U.S. export controls. You do not include disclosure about Sudan in the Form 10-K. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan, including any products or services sourced from or provided into that country, whether through subsidiaries, customers or other direct or indirect arrangements.

Company’s Response

S&P Global Inc. ("S&P Global" or the "Company") is a leading provider of transparent and independent ratings, benchmarks, analytics and data to the capital and commodity markets worldwide. The capital markets include asset managers, investment banks, commercial banks, insurance companies, exchanges, trading firms and issuers; and the commodity markets include producers, traders and intermediaries within energy, metals, petrochemicals and agriculture. We serve our global customers through a broad range of products and services available through both third-party and proprietary distribution channels.

We have reviewed our operations directly and indirectly related to Sudan for the three years ended December 31, 2017 (the "Relevant Time") and, while we are a global company, we note that we have had only minimal contacts with Sudan due to the economic sanctions administered by the U.S. Department of the Treasury's Office of Foreign Assets Control. We also note that we do not have any agreements or arrangements with the government of such country, nor do we have any business offices or operations in such country. We generally do not target specific contacts with Sudan. During Relevant Time, S&P Global's revenue from Sudan did not exceed $267,000 (0.0024%) of annual revenue and as such is not material to our business, competitive position, results of operations or financial condition. The Company does not believe that information relating to such a small portion of our revenue is particularly useful to our investors.

The Company is committed to maintaining strict compliance with all global export laws and regulations and has systems in place with respect to compliance with U.S. economic sanctions and export controls.  In addition, S&P Global and its segments regularly confer with and obtain advice from outside counsel regarding both specific activities undertaken and sanctions compliance more generally. We note that, although Sudan has not yet been removed from the list of state sponsors of terrorism, effective October 12, 2017, sections 1 and 2 of Executive Order (“E.O.”) 13067 of November 3, 1997 and all of E.O. 13412 of October 13, 2006 were revoked, pursuant to E.O. 13761 of January 13, 2017, as amended by E.O. 13804 of July 11, 2017, and U.S. sanctions targeting Sudan have been materially relieved. Accordingly, U.S. persons are no longer generally prohibited from engaging in transactions with Sudan or the Government of Sudan.

Sincerely,

/s/ Robert J. MacKay

Robert J. MacKay
Senior Vice President and Corporate Controller
S&P Global Inc.

Enclosure

Cc:	Douglas L. Peterson - President and Chief Executive Officer
Ewout Steenbergen - Executive Vice President and Chief Financial Officer
Steve Kemps - Executive Vice President and General Counsel
Joseph A. Hall - Davis Polk & Wardwell LLP
Raymond Mikovits - Ernst & Young LLP